SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. 6932 / File No. 803-00283

True Venture Management, L.L.C.

December 11, 2025

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 (the "Act") and rule 206(4)-5 under the Act.

Applicant: True Venture Management, L.L.C.

Summary of Application: The Applicant requests that the Commission issue an order under Section 206A of the Act and rule 206(4)-5(e) under the Act exempting it from rule 206(4)-5(a)(1) under the Act to permit the Applicant to receive compensation from a government entity for investment advisory services provided to the government entity within the two-year period following a contribution by a covered associate of the Applicant to an official of the government entity.

Filing Dates: The application was filed on July 7, 2025, and amended on August 8, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicant with a copy of the request by e-mail, if an e-mail address is listed for the Applicant below, or personally or by mail, if a physical address is listed for the Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on January 5, 2026, and should be accompanied by proof of service on the Applicant in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicant: True Venture Management, L.L.C. zparks@cov.com; legal@trueventures.com.

FOR FURTHER INFORMATION CONTACT: Priscilla Dao, Senior Counsel, or Matthew Cook, Acting Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For the Applicant's representations, legal analysis, and conditions, please refer to the Applicant's amended and restated application dated August 8, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for the Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary